Exhibit 4.16

January 17, 2003

Agreement

Between

Fire International Ltd. and its related companies (together “Fire”)

And

Mad Catz Interactive, Inc. (“Mad Catz”)

This agreement is conditional upon:

a.	The completion of the acquisition by Mad Catz of the brand name known as “Gameshark” pursuant to an agreement dated January 2003 made between Mad Catz and Recoton Corporation by 5pm United States West Coast time on 22nd January 2003; and
b.	The payment [* * *] by Mad Catz to Fire by 5.00 pm United States West Coast time on 22nd January 2003.

In the event that the conditions referred to above are not satisfied by 5.00 pm United States West Coast Time on 22nd January 2003 this agreement shall lapse.

It is agreed as follows:

1.	In this agreement “year” means a twelve month period commencing 1 April and ending 31 March in the subsequent calendar year.
2.	Mad Catz will for a minimum period of 5 years acquire all its requirements of CD and plastic cheat devices sold under the “Gameshark” brand and other brand they may use from time to time exclusively from Fire. Fire will supply Mad Catz exclusively with such products in North America (“the Territory”).
3.	Mad Catz shall not sell any of the products supplied by Fire pursuant to this agreement other than in the Territory, South America, Japan, Africa and Australasia.
4.	Mad Catz will acquire a minimum of [* * *] of products in each year of this agreement from Fire. If this volume is not acquired in a particular year, then Mad Catz shall pay upon demand an amount [* * *].
5.	Mad Catz shall acquire the CD products produced by Fire at the [* * *]. Mad Catz shall not reduce the prices of the products to their customers without the consent of Fire, such consent not to be unreasonably withheld or delayed. Fire shall ensure that their supplier does not increase the cost of goods without the consent of Mad Catz, such consent not to be unreasonably withheld or delayed.
6.	The following volume discounts will be given by Fire on the following volumes of products purchased by Mad Catz in each year:

[* * *]

[*] CERTAIN MATERIAL (INDICATED BY AN ASTERISK) HAS BEEN OMITTED FROM THIS DOCUMENT PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

7.	When placing an order with Fire, Mad Catz shall certify the [* * *] at which they intend to sell the products, and Fire shall confirm the [* * *] to Mad Catz. Mad Catz shall place orders with Fire on the basis of irrevocable purchase orders.
8.	Each party will supply to the other on a monthly basis details of the [* * *] and the [* * *] (as appropriate) supplied in the previous month. Any adjustments required to be made due to the [* * *] or [* * *] differing from the actual [* * *] or actual [* * *] (as appropriate) shall be paid by Fire or by Mad Catz (as appropriate) to the other on a monthly basis.
9.	Each party shall be entitled at any time to appoint an independent accountant to investigate the actual [* * *] or actual [* * *] figures provided in accordance with clause 8 above (as appropriate) at the appointor’s cost. In the event the independent accountant disagrees with the monthly figures supplied such further adjustments shall be made and paid as the independent accountant shall certify.
10.	Payment shall be made by Mad Catz to Fire as follows:

For the first [* * *] in sales under this agreement, provided that Fire can obtain credit insurance against any outstanding balance that Mad Catz could owe Fire, Mad Catz shall pay to Fire [* * *]. Once payment has been received by Fire (or it’s designated trading partner), Fire shall [* * *]. If Fire cannot obtain credit insurance on Mad Catz, then to purchase goods Mad Catz must either pay [* * *], in the favour of either Fire or its designated trading partner. All goods are shipped to Mad Catz from Fire on an ex works Hong Kong basis.

For sales over [* * *] under this agreement, Mad Catz shall, if insurance credit cover can be obtained on Mad Catz, pay [* * *] within 60 days of the invoice date. If credit insurance cannot be obtained on Mad Catz, then Mad Catz shall pay in the same manner as the first [* * *] of sales referred to above.

11.	This agreement is governed by English law.
12.	This agreement is capable of termination by either party giving not less than 12 months prior written notice, such notice to be given no earlier than the fourth anniversary of the date of this agreement.
13.	Service Levels: either party can terminate the agreement immediately if the other party fundamentally breaches it’s obligations, or is in material persistent breach of it’s obligations and in either case such breach is not remedied within 60 days of the breaching party receiving notice from the other party of such breach.
14.	This agreement to be held in escrow by Eversheds solicitors until satisfaction of the conditions.
15.	No announcement in relation to this agreement or the transactions referred to in it shall be made by either party without the prior written consent of the other party, such consent not to be reasonably withheld or delayed.
16.	Except so far as required by law, governmental or regulatory organisations, and in those circumstances only after prior consultation with the other party, each party undertakes to the other that it will not at any time disclose any confidential information to any person, or cause or permit any unauthorized disclosure of any confidential information.
17.	Fire to offer first right of refusal to Mad Catz for all CD-based products that Fire produces other than cheat products. Upon receiving a “90%” completed sample, Mad Catz then have 30 days to decide if they require the product. If so, Mad Catz have to place a minimum 10,000 units order for the product within the 30-day window and the product becomes a part of the exclusive arrangement. If Mad Catz does not place an order within the 30 day window, Fire can sell the product elsewhere.

[*] CERTAIN MATERIAL (INDICATED BY AN ASTERISK) HAS BEEN OMITTED FROM THIS DOCUMENT PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

18.	Fire shall produce a “new improved” Gameshark in a form reasonably acceptable to both parties. The software will take no longer than 8 weeks from time of the agreement. Up to 50,000 units can be made available two weeks later, with further deliveries running at a minimum 5,000 units per day.

/s/ MORRIS PERLIS
Morris Perlis
President and Chief Executive Officer Mad Catz Interactive, Inc.

/s/ JASON COOPER
Jason Cooper
Managing Director for and on behalf of Fire International Ltd. and its related companies

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